Securities and Exchange Commission
                             Washington, D.C. 20549

                                    Form 11-K
                                  Annual Report

                  Pursuant to Section 15 (d) of the Securities
                       Exchange Act of 1934 for the Fiscal
                          Year Ended December 31, 2000

                          BIRMINGHAM STEEL CORPORATION
                                  401 (k) Plan
                            (Full Title of the Plan)

                          BIRMINGHAM STEEL CORPORATION
                       1000 URBAN CENTER DRIVE, SUITE 300
                              BIRMINGHAM, AL 35242
       Name of Issuer of the securities held pursuant to the Plan and the address of its principal executive office)



                 Financial Statements and Supplemental Schedules

                    Birmingham Steel Corporation 401(k) Plan

                 As of December 31, 2000 and 1999 and year ended
              December 31, 2000 with Report of Independent Auditors




                    Birmingham Steel Corporation 401(k) Plan

                 Financial Statements and Supplemental Schedules

        As of December 31, 2000 and 1999 and year ended December 31, 2000

                                    Contents

Report of Independent Auditors.......................................F-1

Audited Financial Statements

Statements of Net Assets Available for Benefits......................F-2
Statement of Changes in Net Assets Available for Benefits............F-3
Notes to Financial Statements........................................F-4

Supplemental Schedules

Schedule H, Line 4i - Schedule of Assets (Held at End of Year)......F-10
Schedule H, Line 4j - Schedule of Reportable Transactions...........F-11

F-10
 .........

                         Report of Independent Auditors

The Employee Benefits Committee
Birmingham Steel Corporation 401(k) Plan

We have audited the accompanying statements of net assets available for benefits of Birmingham Steel Corporation 401(k) Plan as of December 31, 2000 and 1999, and the related statement of changes in net assets available for benefits for the year ended December 31, 2000. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2000 and 1999, and the changes in its net assets available for benefits for the year ended December 31, 2000, in conformity with accounting principles generally accepted in the United States.

Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedules of assets (held at end of year) as of December 31, 2000, and reportable transactions for the year then ended, are presented for purposes of additional analysis and are not a required part of the financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These supplemental schedules are the responsibility of the Plan's management. The supplemental schedules have been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, are fairly stated in all material respects in relation to the financial statements taken as a whole.



May 25, 2001

                    Birmingham Steel Corporation 401(k) Plan

                 Statements of Net Assets Available for Benefits



                                                   December 31
                                            2000                  1999
                                    --------------------- ---------------------
Assets
Investments, at fair value          $    76,878,943       $    81,279,847
Cash                                         76,967               138,552

Receivables:
   Employer contributions                   246,144             2,766,920
   Participant contributions                565,360               702,574
   Accrued interest                               -                22,384
                                    --------------------- ---------------------
                                            811,504             3,491,878
                                    --------------------- ---------------------
Net assets available for benefits   $    77,767,414       $    84,910,277
                                    ===================== =====================


See accompanying notes.

                    Birmingham Steel Corporation 401(k) Plan

            Statement of Changes in Net Assets Available for Benefits

                          Year ended December 31, 2000


Additions
Investment income:
   Interest and dividends                                      $  7,423,155

Contributions:
   Employer match                                                 2,750,305
   Participants                                                   6,417,988
                                                                -----------
                                                                  9,168,293
Deductions
Net depreciation in fair value of investments                   (15,806,546)
Payments to participants                                         (7,914,386)
Miscellaneous expenses                                              (13,379)
                                                                ------------
Net decrease                                                     (7,142,863)

Net assets available for benefits:
   Beginning of year                                             84,910,277
                                                                -----------
   End of year                                                 $ 77,767,414
                                                                ===========


See accompanying notes.

                    Birmingham Steel Corporation 401(k) Plan

                          Notes to Financial Statements

                                December 31, 2000

1. Description of the Plan

The following description of Birmingham Steel Corporation 401(k) Plan (the Plan) provides only general information. Participants should refer to the Summary Plan Description for a more complete description of the Plan's provisions.

General

The Plan is a defined contribution plan that covers substantially all employees of Birmingham Steel Corporation and an affiliated company (collectively, the Company). The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

Company Contributions

The Company contributes 100% of the first 3 percent of eligible compensation that a participant contributes to the Plan. Each eligible participant may also receive an annual profit sharing contribution from the Company at its discretion. Additional profit sharing amounts may be contributed at the option of the Company's board of directors and are in the form of the Company's stock. The Company may, from time to time, change the method of determining its contributions.

Participant Contributions

Each year, participants may contribute up to 15% of pretax annual compensation, as defined in the Plan. Participants may also contribute amounts representing distributions from other qualified defined benefit or defined contribution plans. Forfeited balances of terminated participants' nonvested accounts are used to reduce future Company contributions.

Upon enrollment, a participant may direct employee and employer contributions to any of the Plan's fund options. Participants may change their investment options at any time.

                    Birmingham Steel Corporation 401(k) Plan

1. Description of the Plan (continued)

Participant Accounts

Each participant's account is credited with the participant's contributions and allocations of the Company's contributions and Plan investment results. Generally, employer contributions are allocated to participants' accounts at the time of payment, rather than at the time such contributions are recorded in the Plan's financial statements. Allocations of Company contributions are based on eligible annual compensation as defined in the Plan agreement. The benefit to which a participant is entitled is the benefit that can be provided from the participant's account.

Vesting

Participants are immediately vested in their contributions plus actual earnings thereon. Vesting in the Company contribution portion of their accounts, plus actual earnings thereon, is based on years of continuous service. A participant is 100 percent vested after five years of credited service.

Participant Loans

Participants may borrow from their fund accounts a minimum of $1,000 up to a maximum equal to the lesser of $50,000 or 50% of their vested account balances. Loan terms range from 1-5 years or up to 15 years for the purchase of a primary residence. The loans are secured by the balance in the participant's account and bear interest at a rate commensurate with local prevailing rates as determined by Merrill Lynch Trust Company (the Trustee). Principal and interest are paid ratably through monthly payroll deductions.

Payment of Benefits

Upon termination of service, death, disability or retirement, participants may receive either (a) a lump-sum amount equal to the vested value of his or her account, or (b) annual or more frequent periodic installments over a period of the lesser of thirty years or the joint life expectancy of the participant and his beneficiary (where applicable), as determined by the Employee Benefits Committee (the Committee).

Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will become 100 percent vested in their accounts.

2. Summary of Significant Accounting Policies

Basis of Presentation

The financial statements of the Plan have been prepared on the accrual basis of accounting.

Investment Valuation

The Plan's investments are stated at fair value. Shares of mutual funds and common stock are valued at quoted market prices which represent the net asset values of shares held by the Plan at year-end. The participant loans are valued at their outstanding balances, which approximate fair value.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Concentration of Credit Risk

At December 31, 2000, approximately 5% of the Plan's assets are invested in the common stock of the Company and approximately 95% of the Plan's assets are comprised of investments in mutual funds and collective trusts managed by the Trustee. The investment options are designed to provide participants with opportunities to diversify their investments. Although the Committee has no involvement in the investment transactions of the mutual funds, the Committee periodically monitors the investment performance of the funds and may, pursuant to the provisions of the Plan agreement, elect to change the Plan's investment programs and/or the Trustee at any time.

3. Investments

During 2000, the Plan's investments (including investments bought, sold, as well as held during the year) depreciated in fair value as follows:

Fair value as determined by quoted market price:
   Mutual funds                                           $    (4,639,486)
   Common stock                                               (11,167,060)
                                                          ----------------
                                                          $   (15,806,546)
                                                          ================

The fair value of individual investments that represent 5% or more of the Plan's net assets are as follows:

                                                          December 31
                                                   2000                1999
                                               ------------      -------------

Merrill Lynch Retirement Presentation Trust    $ 29,264,390      $  30,391,725
Merrill Lynch Basic Value Fund                   13,409,300         16,433,989
Merrill Lynch Balanced Capital Fund              10,432,416         11,472,098
Birmingham Steel Corp. Common Stock*                                 8,088,486
Participant loans                                 5,719,876          5,255,508

*Nonparticipant-directed

4. Nonparticipant-Directed Investments

Information about the net assets and the significant components of the changes in net assets relating to the nonparticipant-directed investments in Company common stock is as follows:

                                                            December 31
                                                      2000           1999
                                                   ------------- ------------
Investments, at fair value:
Birmingham Steel Corp. common stock                $  3,761,116  $  8,088,486
                                                   ============= ============

Changes in net assets:
   Net depreciation in fair value of investment    $(11,167,060)
   Dividends and interest                                27,257
   Contributions                                      3,308,864
   Payments to participants                            (506,133)
   Miscellaneous expenses                               (65,151)
   Transfers from participant-directed investments    4,074,853
                                                   -------------
                                                   $ (4,327,370)
                                                   =============

5. Income Tax Status

The Plan has received a determination letter from the Internal Revenue Service dated May 15, 1996, stating that the Plan is qualified under Section 401(a) of the Internal Revenue Code (the Code) and therefore, the related trust is exempt from taxation. The Plan has been amended since receiving the determination letter. The Plan is required to operate in conformity with the Code to maintain its qualification. The Plan Administrator believes the Plan is being operated in compliance with the applicable requirements of the Code and, therefore, believes that the Plan is qualified and the related trust is tax exempt.

6. Transactions with Parties-In-Interest

The Trustee executed all investment transactions for the year ended December 31, 2000. The Company has paid all legal and accounting fees of the Plan. All trustee fees were paid by the Plan.

7. Differences Between Financial Statements and Form 5500

The following is a reconciliation of net assets available for benefits per the financial statements to the Form 5500:

                                                           December 31
                                                    2000             1999
                                              -------------     --------------

Net assets available for benefits per the
   financial statements
                                              $  77,767,414     $   84,910,277
Amounts allocated to withdrawn participants          54,697            128,308
                                              -------------     --------------
Net assets available for benefits per
     the Form 5500
                                              $  77,712,717      $  84,781,969
                                              =============     ==============

The following is a reconciliation of benefits paid to participants per the financial statements to the Form 5500:

                                                                  Year Ended
                                                                  December 31,
                                                                     2000
                                                                 ---------------

Benefits paid to participants per the financial statements
                                                                 $   7,914,386
Add: Amounts allocated on Form 5500 to withdrawn participants
   at December 31, 2000                                                 54,697
Less: Amounts allocated on Form 5500 to withdrawn
   participants at December 31, 1999                                  (128,308)
                                                                 ---------------
Benefits paid to participants per the Form 5500                  $   7,840,775
                                                                 ===============

Amounts allocated to withdrawn participants are recorded as liabilities on the Form 5500 for benefit claims that have been processed and approved for payment prior to year-end but not yet paid.

                    Birmingham Steel Corporation 401(k) Plan

                        (EIN: 13-3213634) (Plan No.: 001)

                              Schedule H, Line 4i -
                    Schedule of Assets (Held at End of Year)

                                December 31, 2000


                               (c) Description of Investment,
                              including maturity date, rate of
      (b) Identity of Issue,     interest, collateral, par or
    Borrower, Lessor, or             maturity value
(a)         Similar Party                                     d) Cost     (e) Current Value
--- ------------------------ ----------------------------- -------------  -----------------
 *  Birmingham Steel Corp.   Common stock                    $16,906,516   $  3,761,116
 *  Merrill Lynch Trust Co.  Retirement Preservation Trust            **     29,264,390
                             Basic Value Fund                         **     13,409,300
                             Small Cap Value Fund                     **      3,136,167
                             Equity Index Trust                       **      3,654,452
                             Global Allocation Fund                   **      2,501,366
                             Fundamental Growth Fund                  **        871,382
                             Balanced Capital Fund                    **     10,432,416
    PIMCO                    Total Return Fund                        **        491,790
    Ivy                      International Fund                       **        329,900
    Engemann                 Small & Mid-Cap Growth Fund
                                                                      **        185,440
    Van Kampen               Emerging Growth Fund                     **        954,742
                             Comstock Fund                            **        169,083
    John Hancock             Technology Fund                          **        511,085
    Dreyfus                  Small Cap Fund                           **         25,035
    Davis                    NY Venture Fund                          **        704,076
    MFS                      Utilities Fund                           **        197,883
    Alliance Capital         Alliance Fund                            **          4,296
    Alger                    Capital Appreciation Retirement
                               Portfolio                              **        555,148
    Participant loans        Interest rate is 9.5%                    **      5,719,876
                                                                           ----------------
                                                                           $ 76,878,943
                                                                           ================

* Indicates party-in-interest

** Information has not been presented as all investments are participant directed.



                    Birmingham Steel Corporation 401(k) Plan

                        (EIN: 13-3213634) (Plan No.: 001)

                              Schedule H, Line 4j -
                       Schedule of Reportable Transactions

                          Year ended December 31, 2000



F-1
                                                                                             (h) Current Value
(a) Indentify of  (b) Description of Asset Including                                             of Asset on
    Party             Interest Rate and Maturity in    (c)Purchase (d) Selling   (g) Cost of      Transaction    (i) Net Gain
    Involved               Case of a Loan                 Price        Price         Asset            Date            (Loss)
----------------   ---------------------------------- ------------  ----------   -----------  ------------------ -------------

Category (iii) - Series of transactions in excess of 5% of Plan assets.
Merrill Lynch      Birmingham Steel Corp. Stock        $ 9,806,423   $        -  $ 9,806,423  $ 9,806,423         $        -
                                                                 -    2,966,733    3,986,162    2,966,733         (1,019,429)


There were no category (i), (ii), or (iv) reportable transactions for the year ended December 31, 2000.

Columns (e) and (f) have not been presented as this information is not applicable.

                             Supplemental Schedules



                                                                    Exhibit 23



               Consent of Ernst & Young LLP, Independent Auditors


We consent to the incorporation by reference in the Registration Statement (Form S-8 No. 33-23563) pertaining to the Birmingham Steel Corporation 401(k) Plan of our report dated May 25, 2001, with respect to the financial statements and schedules of the Birmingham Steel Corporation 401(k) Plan included in this Annual Report (Form 11-K) for the year ended December 31, 2000.



                                                       /s/ Ernst & Young LLP

Birmingham, Alabama
June 25, 2001

Signatures

THE PLAN, Pursuant to the requirements of the Securities Exchange Act of 1923, the trustee (or other persons who administer the Plan) has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

                                   Date:   June 28, 2001
                                           BIRMINGHAM STEEL CORPORATION
                                           401(k) Plan

By:  Birmingham Steel Corporaton


                                           /s/ Philip L. Oakes
                                           -------------------
                                               Philip L. Oakes

Philip L. Oakes - Member of the Employee Benefits Committee of the Plan and Vice President - Human Resources